Exhibit 99.5

CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF
THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Gregory T. Tisdale, certify that:

1.	I have reviewed this annual report of Crescent Point Energy Corp. on Form 40-F/A;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; and

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the period presented in this report.

Dated:  May 7, 2015                                                             CRESCENT POINT ENERGY CORP.

/s/ Gregory T. Tisdale
Name:  Gregory T. Tisdale
Title:    Chief Financial Officer